Exhibit 99.1

ASX Release: SYDNEY, December 4 2014 MARKET UPDATE	MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB T: +61 2 9299 9690 F: +61 2 9299 9629 Suite 4 Level 9 341 George Street Sydney, NSW 2000 Australia MOKOsocialmedia.com contact@MOKO.mobi

• TAGROOM RELAUNCHED IN BETA IN US – passes 1 million unique users in less than 4 weeks

• REC*IT adds 30,000 new downloads – total over 140,000

MOKO Social Media Limited (NASDAQ; MOKO, ASX: MKB) is pleased to report that the Tagroom technical migration and relaunch into the US marketplace is proceeding well with the beta site attracting more than 1 million unique visits in less than 4 weeks.

The team is now preparing an updated version with an accompanying native App scheduled for release in the first quarter of 2015.

Over 1 million unique visitors in such a short time is very encouraging and a solid base for more concerted Tagroom marketing in the new calendar year. These numbers will also help MOKO with its selling of content syndication deals with its media and brand partners. MOKO will endeavour to provide the market with a more detailed update on these initiatives in the coming month.

The REC*IT team engaged in an email marketing campaign over the past 10 days in sync with the college timetable leading into the Thanksgiving holidays resulting in more than 30,000 new downloads. Direct-to-student promotions at the relevant times lead to optimum take-up rates. We are selective on campaign timing and will continue this strategy periodically throughout the second semester, which commences mid January 2015, to build a sustainable, loyal and active user base.

For more information contact:

Australia:	USA:
Rudi Michelson	Adam Handelsman
Monsoon Communications	SpecOps Communications
03 9620 3333	646 413 9401
rudim@monsoon.com.au	adam@specopscomm.com

About MOKO SOCIAL MEDIA Limited

MOKO identifies large user groups around common interests and provides them with tailored mobile applications with information relevant to that common interest. These are developed entirely by MOKO and then distributed at no charge to these groups and their members, in return for exclusive access and advertising rights.

MOKO’s flagship mobile app is REC*IT: an application that is launching to more than 800 colleges and universities across the US in the latter part of 2014 that provides information about campus sports and recreational activities. Whether students are spectators or participants of campus sports, clubs and societies, this app provides the specific information they need, together with social functionality such as team chat.

In May 2014 MOKO launched Bluenationreview.com (BNR), which has grown to become one of the most visited active political groups on Facebook in the US. A new non-partisan user-generated political App called VOYCIT will also soon be launched. In December 2014 MOKO will also launch a specialist running community app called RunHaven. RunHaven.com is for US recreational runners with event, training, dietary and other runner-relevant information.

MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.